April 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jessica Ansart

RE:	Know Labs, Inc. Registration Statement on Form S-1 File No. 333-278326 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Ansart:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Know Labs, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-278326), as amended (the “Registration Statement”), so that it may become effective at 4:00 pm (ET) Thursday April 16, 2024, or as soon as practicable thereafter. There are no underwriters of the issuance of the securities being registered.

We respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to our outside counsel via by email to joshua.e.little@dentons.com.

Sincerely yours,

Know Labs, Inc.

/s/ RONALD P. ERICKSON

Ronald P. Erickson, CEO